UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                January 11, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND DSM BIOLOGICS ANNOUNCE PER.C6(R) LICENSE AGREEMENT WITH
ABGENOMICS CORPORATION

PRESS RELEASE

CRUCELL AND DSM BIOLOGICS ANNOUNCE PER.C6(R) LICENSE AGREEMENT WITH ABGENOMICS CORPORATION

SITTARD/LEIDEN, THE NETHERLANDS, 11 JANUARY 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) and technology partner DSM Biologics today announced that they have signed a PER.C6(R) research license agreement with the Taiwan-based AbGenomics Corporation. AbGenomics Corporation intends to use the PER.C6(R) cell line for its research, development and early clinical studies of monoclonal antibodies.

"The unique characteristics of the PER.C6(R) technology as a human cell line combined with the short timeline involved in producing clinical material along with the technology's robustness undoubtedly makes our choice for PER.C6(R) highly imperative," said Shih-Yao Lin, PhD, AbGenomics Corporation's President.

Under the terms of this agreement, AbGenomics Corporation will make license payments and annual maintenance fees in exchange for certain rights. Further financial details were not disclosed.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The company employs over a 1000 people. For more information, please visit www.crucell.com.


ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6(R) CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.


ABOUT ABGENOMICS CORPORATION

AbGenomics Corporation is a biotechnology company focused on the discovery and development of breakthrough medicines to treat serious life threatening and debilitating diseases, including cancer, inflammations, autoimmune, infectious and metabolic diseases. The Company's business strategy is to commercialize its products both independently and in collaboration with major pharmaceutical partners. For more information, please visit www.abgenomics.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


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FOR FURTHER INFORMATION PLEASE CONTACT:
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CRUCELL N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
Leonard.Kruimer@crucell.com


DSM PHARMACEUTICAL PRODUCTS
Terry Novak
Chief Marketing Officer
DSM Pharmaceuticals Inc.and Biologics
Tel. +1 973 257 8471
Terry.Novak@dsm.com


DSM BIOLOGICS
Marcel Lubben
Manager, New Business Development
Europe & Asia
+31 46 47 73343
Marcel-m.lubben@dsm.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    January 11, 2007                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer